SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES BARGAINING

EMPLOYEES’ 401(K) PLAN

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 20 pages

Exhibit Index on Page 19

The Coca-Cola Enterprises Bargaining Employees’ 401(K) Plan (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Schedule of Assets (Held at End of Year) at December 31, 2004

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Year Ended December 31, 2004 and as of December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

Year Ended December 31, 2004 and as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Finance Committee of the Board of Directors

Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

June 24, 2005

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$39,457,210	$40,037,796

Net assets available for benefits	$39,457,210	$40,037,796

See accompanying notes.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statement in Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$902,131
Contributions:
Employer	529,097
Participants	1,968,144

2,497,241

Total additions	3,399,372

Deductions from net assets attributed to:
Distributions to participants	3,829,369
Net depreciation in fair value of investments	138,118
Administrative expenses	12,471

Total deductions	3,979,958

Net decrease	(580,586)

Net assets available for benefits:
Beginning of year	40,037,796

End of year	$39,457,210

See accompanying notes.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Hondo, Incorporated, a wholly owned subsidiary of Coca-Cola Enterprises Inc. (the Company).

The Plan was formed effective July 1, 1984 and restated effective January 1, 1997, and is a defined contribution plan covering certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Eligibility

Each employee who is covered by a participating bargaining unit and who is eligible for the Plan under the terms of the collective bargaining agreement, shall become a participant on the entry date (first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals.

Contributions

The Plan allows a participant to contribute from 1% to 15% of compensation, as defined. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the IRC) limitations.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. All participants become fully vested upon death, total disability or retirement. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Company’s contribution and Plan earnings. Allocations are based on a participant’s earnings or account balances, as defined. The balance of forfeited nonvested accounts was approximately $86,152 and $31,500 as of December 31, 2004 and 2003, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from one to five years and extend up to 15 years for principal residence loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Withdrawals and Payment of Benefits

Distributions of a participant’s vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a period measured by the life expectancy of the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available only for a financial hardship.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become 100% vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Stable Value Fund, a common collective trust fund, is valued at fair value, as determined by the trustee, which approximates cost. Other common collective trust funds are valued at fair value as determined by the Plan’s trustee based on the market values of the underlying assets comprising the fund. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan agreement. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2004
Net appreciation (depreciation) in fair value of investments (as determined by quoted market prices):
Mutual funds	$1,740,212
Collective trust funds	41,659
Common stock	(2,014,416)

(232,545)

Net appreciation in fair value of investments (as determined by Trustee):
Collective trust funds	94,427

Net depreciation in fair value of investments:	$(138,118)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Common stock of The Coca-Cola Company	$8,604,467	$11,606,806
Participant loans	1,994,530	*
Putnam Asset Allocation: Balanced Portfolio	7,225,674	7,868,122
Putnam Investors Fund	2,748,667	2,800,547
Putnam Stable Value Fund	8,759,367	7,385,276
Putnam Vista Fund	2,484,541	2,371,194

*	Amount was less than 5% of net assets.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

The following schedule summarizes transactions in the common stock of The Coca-Cola Company, a significant shareowner of

Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	228,706	$11,606,806
Purchases	5,625	258,022
Sales	(27,642)	(1,294,249)
Realized Losses, net	—	(145,901)
Unrealized Losses, net	—	(1,820,211)

Balance at December 31, 2004	206,689	$8,604,467

Dividends received in 2004	—	$214,621

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest (continued)

The following schedule summarizes transactions in the common stock of Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	26,788	$585,844
Purchases	26,132	589,638
Sales	(18,301)	(405,381)
Realized Gains, net	—	23,052
Unrealized Losses, net	—	(71,356)

Balance at December 31, 2004	34,619	$721,797

Dividends received in 2004	—	$4,958

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Other Matters

On December 3, 2004, the Plan administrator, a committee of management of the Plan sponsor, approved a change in recordkeeper and trustee for the Plan from Mercer HR Outsourcing (previously Putnam Fiduciary Trust Company) to JPMorgan Retirement Plan Services and JPMorgan Chase Bank, N.A., effective August 1, 2005. The effective date of the transfer of assets will also be August 1, 2005.

Supplemental Schedule

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

EIN #35-1526476    Plan #003

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	AIM Investments	AIM Energy Fund	$160,891
	American Century Investments	International Growth Fund	18,083
	Barclays Global Investors	MSCI World Equity, Ex US Index Fund	2,733
	Barclays Global Investors	Lifepath 2010 Fund	64,489
	Barclays Global Investors	Lifepath 2020 Fund	455,069
	Barclays Global Investors	Lifepath 2030 Fund	78,112
	Barclays Global Investors	Lifepath 2040 Fund	73,609
	Barclays Global Investors	Lifepath Retirement Portfolio	18,778
	Franklin Templeton Investments	Templeton Growth Fund	194,408
	Janus Capital Corporation	Worldwide Fund	94,880
	Morgan Stanley Institutional Funds	Institutional Equity Growth Fund	34,405
	Morgan Stanley Institutional Funds	Small Company Growth Fund	250,285
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	257,063
	Oppenheimer Funds	Quest International Value Fund	65,134
	Pimco Funds	High Yield Fund	158,533
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	7,225,674
*	Putnam Fiduciary Trust Company	Bond Index Fund	905,114
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	41,785
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	1,802,676
*	Putnam Fiduciary Trust Company	Health Sciences Fund	73,478
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	117,838
*	Putnam Fiduciary Trust Company	International Equity Fund	884,055
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	98,505
*	Putnam Fiduciary Trust Company	Investors Fund	2,748,667
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	165,061

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #35-1526476    Plan #003

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	16,675
*	Putnam Fiduciary Trust Company	Research Fund	9,738
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	611,293
*	Putnam Fiduciary Trust Company	Stable Value Fund	8,759,367
*	Putnam Fiduciary Trust Company	Vista Fund	2,484,541
	SunTrust Institutional	Classic Small Cap Value Equity Fund	243,310
	Van Kampen Investments	Utility Fund	22,167
*	Coca-Cola Enterprises Inc.	Common Stock	721,797
*	The Coca-Cola Company	Common Stock	8,604,467
*	Participants	Loans with interest rates of 4.0% to 9.5%, maturing through 2019	1,994,530

			$39,457,210

*	Indicates a party-in-interest to the Plan

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES BARGAINING EMPLOYEES’ 401(K) PLAN
(Name of Plan)

By	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder
Member, Global Retirement Programs Committee

Date: June 28, 2005

Exhibit Index

Exhibit Number	Description	Page Number
Exhibit 23 -	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	20